UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-38857

BIT ORIGIN LTD

(Exact name of registrant as specified in its charter)

27F, Samsung Hub

3 Church Street Singapore 049483

T: 347-556-4747

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is the registrant’s press release of June 26, 2024, entitled, “Bit Origin Ltd Provides Updates on Collaborations with Aethir.”

Exhibits

Exhibit No.	Description
99.1	Press Release dated June 26, 2024 titled: Bit Origin Ltd Provides Updates on Collaborations with Aethir

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIT ORIGIN LTD

Date: June 27, 2024	By:	/s/ Jinghai Jiang
	Name: Title:	Jinghai Jiang Chief Executive Officer, Chief Operating Officer, Chairman of the Board and Director